Exhibit 99.42

UNDERWRITING AGREEMENT

August 12, 2020

Enthusiast Gaming Holdings Inc.
90 Eglinton Avenue East
Suite 805
Toronto, ON M4P 2Y3

Attention:             Adrian Montgomery

Chief Executive Officer

Re:         Bought Deal Public Offering of Common Shares

Dear Mesdames and Sirs:

The undersigned, Canaccord Genuity Corp. (the “Lead Underwriter”), together with Paradigm Capital Inc. and Haywood Securities Inc. (together with the Lead Underwriter, the “Underwriters”) hereby severally agree to purchase for resale, on a “bought deal” basis, from Enthusiast Gaming Holdings Inc. (the “Corporation”) in the respective percentages set out in Section 26 herein, and the Corporation agrees to sell to the Underwriters (the “Offering”) common shares of the Corporation in the aggregate amount of $15,000,000 (the “Firm Offered Shares”) at a price of $1.50 per Firm Offered Share (the “Purchase Price”), for a total of 10,000,000 Firm Offered Shares under the Offering, which Firm Offered Shares shall have the material attributes described in and contemplated by the Prospectus (as defined below).

The Underwriters propose to distribute the Offered Shares (as defined below) in the Qualifying Jurisdictions (as defined below) pursuant to the Prospectus, in the United States to Qualified Institutional Buyers (as defined below) in compliance with the exemptions from registration under the U.S. Securities Act (as defined below) provided by Rule 144A (as defined below) and in jurisdictions outside of Canada and the United States, with the prior written approval of the Corporation, where the Offered Shares may be lawfully sold in compliance with applicable exemptions from registration and prospectus requirements, all in the manner contemplated by this Agreement.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement (as defined below), the Underwriters severally and not jointly (or jointly or severally), on the basis of the percentages set forth in Section 26 of this Agreement, agree to purchase from the Corporation and, by its acceptance hereof, the Corporation agrees to sell to the Underwriters, all but not less than all of the Firm Offered Shares at the Closing Time (as defined below) at the Purchase Price for each Firm Offered Share purchased.

In addition, the Corporation hereby grants to the Underwriters an unassignable right (the “Over-Allotment Option”) to purchase up to an aggregate additional 1,500,000 common shares of the Corporation (the “Over-Allotment Offered Shares”) at the Over-Allotment Closing Time (as defined below) at a purchase price per Over-Allotment Offered Share equal to the Purchase Price, and otherwise on the same basis as the purchase of the Firm Offered Shares. If the Underwriters elect to exercise the Over-Allotment Option, the Lead

Underwriter, on its own behalf and on behalf of the other Underwriters, shall provide written notice (the “Exercise Notice”) to the Corporation at least three (3) Business Days prior to the 30th day after the Closing Date (as defined below), which Exercise Notice shall specify the number of Over-Allotment Offered Shares to be purchased by the Underwriters and the date on which such Over-Allotment Offered Shares are to be purchased (the “Over-Allotment Closing Date”). For greater certainty, such date may be the same as the Closing Date but not earlier than the Closing Date.

Unless otherwise specified or the subject matter is inconsistent therewith, the Firm Offered Shares and the Over-Allotment Offered Shares are hereinafter collectively referred to as the “Offered Shares”.

Section 1               Definitions and Interpretation

(1)	Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings respectively:

“affiliate” has the meanings given to it in NI 45-106;

“Acquisition” means the proposed acquisition by the Corporation of Omnia pursuant to the Share Purchase Agreement;

“Acquisition Closing” means the completion of the Acquisition pursuant to the Share Purchase Agreement;

“Agreement” means this underwriting agreement, as may be amended from time to time;

“Blue Ant Media” means Blue Ant Media Solutions Inc.;

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in Toronto, Ontario or any day on which commercial banks in Toronto, Ontario are not generally open for commercial banking business during normal banking hours;

“Canadian Securities Laws” means all applicable securities laws in each of the Qualifying Jurisdictions and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the Canadian Securities Regulators;

“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

“CDS” has the meaning given to it in Section 14;

“Control” has the meaning given to it in the Business Corporations Act (British Columbia);

“Claims” has the meaning given to it in Error! Reference source not found.;

“Closing” means the completion of the issue and sale by the Corporation and the purchase by the Underwriters of the Firm Offered Shares pursuant to this Agreement;

“Closing Date” means August 31, 2020 or such other date as the Corporation and the Underwriters may agree upon in writing, but in any event shall be no later than the date that is 42 days from the date of the Final Receipt;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date;

“Common Shares” means the common shares in the capital of the Corporation;

“comparables” has the meaning ascribed thereto under NI 41-101;

“Corporation” has the meaning given to it above;

“Corporation’s Business” means the business currently carried out by the Corporation and its Subsidiaries;

“distribution”, “material change”, “material fact” and “misrepresentation” have the respective meanings given to them in the Securities Act (Ontario);

“Engagement Letter” means the engagement letter dated August 6, 2020 between the Lead Underwriter and the Corporation with respect to the Offering and other matters;

“Employment Laws” has the meaning given to it in Section 7(dd);

“Exercise Notice” has the meaning given to it above;

“Final Prospectus” means the final short form prospectus of the Corporation, prepared in accordance with NI 44-101, relating to the distribution of the Offered Shares, together with all of the documents incorporated by reference therein (including, without limitation, any Marketing Document), to be prepared by the Corporation under Canadian Securities Laws;

“Final Receipt” means a receipt issued by the OSC (in its capacity as principal regulator under the Passport System) evidencing that final receipts of the Canadian Securities Regulators in each of the Qualifying Jurisdictions have been issued in respect of the Final Prospectus;

“Financial Statements” means, the financial statements of the Corporation, including the notes thereto, included or incorporated by reference in the Prospectus;

“Firm Offered Shares” has the meaning given to it above;

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, commissioner, tribunal, board, bureau, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (d) stock exchange, automated quotation system, self-regulatory authority or securities regulatory authority;

“Gross Distribution Proceeds” means the gross proceeds of the distribution of the Offered Shares;

“IFRS” means the International Financial Reporting Standards which are issued by the International Accounting Standards Board, as adopted in Canada;

“Indemnified Party” or “Indemnified Parties” has the meaning given to it in Error! Reference source not found.;

“Intellectual Property” has the meaning given to it in Section 7(ii);

“Lead Underwriter” means Canaccord Genuity Corp.;

“Leased Premises” has the meaning given to it in Section 7(gg);

“Lien” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets which, in substance, secures payment or performance of an obligation;

“limited-use version” has the meaning ascribed thereto under NI 41-101;

“Losses” has the meaning given to it in Error! Reference source not found.;

“Material Adverse Effect” or “Material Adverse Change” means any effect, change, event or occurrence that, alone or in conjunction with any other or others, is, or is reasonably likely to be, materially adverse to the results of operations, financial condition, assets, properties, capital, liabilities, cash flow, income or business operations of the Corporation and its subsidiaries, taken as a whole, or the Corporation’s Business after giving effect to the Acquisition and the transactions contemplated hereby;

“Marketing Documents” means, collectively, all marketing materials (including any template version, revised template version or limited-use version thereof) provided to a potential investor in connection with the distribution of Offered Shares;

“marketing materials” has the meaning ascribed thereto under NI 41-101;

“Material Subsidiaries” means Aquilini GameCo Inc., Luminosity Gaming Inc., Luminosity Gaming (USA) LLC, Enthusiast Gaming Inc., Enthusiast Gaming Live Inc., Enthusiast Gaming Media (US) Inc. and Steel Media Limited, and “Material Subsidiary” means any one of them, as the context dictates.

“Net Distribution Proceeds” means the Gross Distribution Proceeds, less the Underwriting Fee and the Underwriters’ expenses, as per Section 16 and Section 19, respectively;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements, adopted by the Canadian Securities Administrators;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions, adopted by the Canadian Securities Administrators;

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions, adopted by the Canadian Securities Administrators;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions, adopted by the Canadian Securities Administrators;

“notice” has the meaning given to it in Section 30;

“Offered Shares” has the meaning given to it above;

“Offering” has the meaning given to it above;

“Omnia” means Omnia Media Inc., a Delaware corporation;

“Omnia Financial Statements” means, collectively, the audited carve-out financial statements of New Omnia Media Gaming Corporation, representing the carved-out gaming business of Omnia, a wholly owned subsidiary of Blue Ant Media Solutions Inc. as at and for the years ended August 31, 2019 and 2018, together with notes thereto and the auditors’ report thereon, and the unaudited interim condensed carve-out financial statements of New Omnia Media Gaming Corporation as at and for the three-and nine-month periods ended May 31, 2020, together with notes thereto, as contained in the Prospectus;

“OSC” means the Ontario Securities Commission;

“Over-Allotment Closing” means the completion of the sale by the Corporation to the Underwriters of any or all of the Over-Allotment Offered Shares pursuant to this Agreement, from time to time;

“Over-Allotment Closing Date” has the meaning given to it above;

“Over-Allotment Closing Time” means 8:00 a.m. (Toronto time) on the Over-Allotment Closing Date, or such other time as the Corporation and the Lead Underwriter, on behalf of the Underwriters, may agree;

“Over-Allotment Option” has the meaning given to it above;

“Over-Allotment Offered Shares” has the meaning given to it above;

“Passport System” means the passport system procedures provided for under NP 11-202;

“person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, company, limited liability company, unlimited liability company or Governmental Entity and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Purchase Price” has the meaning given to it above;

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation, dated August 12, 2020 and prepared in accordance with NI 44-101, relating to the distribution of the Offered Shares, together with all of the documents incorporated by reference therein, prepared by the Corporation under Canadian Securities Laws;

“Preliminary Receipt” means a receipt issued by the OSC (in its capacity as principal regulator under the Passport System) evidencing that receipts of the Canadian Securities Regulators in each of the Qualifying Jurisdictions have been issued in respect of the Preliminary Prospectus;

“Pro Forma Financial Statements” means the Corporation’s unaudited pro forma financial statements as at and for six months ended June 30, 2020 and for year ended December 31, 2019, as contained in the Prospectus;

“Prospectus” means, collectively, the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment; “Prospectus Amendment” means any amendment to the Preliminary Prospectus or the Final Prospectus;

“Qualified Institutional Buyer” has the meaning given to it in Rule 144A;

“Qualifying Jurisdictions” means the each of the provinces of Canada (other than Québec);

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Selling Firm” has the meaning given to it in Section 4(1);

“Share Purchase Agreement” means the share purchase agreement dated August 6, 2020 between the Corporation and Blue Ant Media pursuant to which the Corporation has agreed, subject to the terms thereof, to acquire all of the issued and outstanding shares of Omnia;

“standard term sheet” has the meaning ascribed thereto under NI 41-101;

“Subsidiaries” means each of those entities set out in Schedule C to this Agreement, and “Subsidiary” means any one of them, as the context requires or permits;

“subsidiary” has the meaning given to it in NI 45-106;

“template version” has the meaning ascribed thereto under NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning given to it above;

“Underwriters’ Information” has the meaning given to it in Section 6(1)(a);

“Underwriting Fee” has the meaning given to it in Section 16;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Affiliate” has the meaning given to it in Schedule A;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Placement Memorandum” means the preliminary U.S. private placement memorandum (which shall include the Preliminary Prospectus, as well as any Prospectus Amendment thereto), and the final U.S. private placement memorandum (which shall include the Final Prospectus, as well as any Prospectus Amendment thereto), used to make offers and sales of Offered Shares only to Qualified Institutional Buyers in the United States pursuant to Rule 144A; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(2)

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “Sections”, “paragraphs” and “clauses” are to the appropriate section, paragraph or clause of this Agreement.

(3)

The words, “hereunder”, “hereof” and similar phrases mean and refer to the Agreement formed as a result of the acceptance by the Corporation of this offer by the Underwriters to purchase the Offered Shares.

(4)	All references to dollars or “$” are to Canadian dollars unless otherwise indicated.

Section 2               Compliance with Securities Laws

(1)

The Corporation covenants with the Underwriters that the Corporation shall (i) as soon as possible following the execution of this Agreement, prepare and file the Preliminary Prospectus, and (ii) following receipt of the Preliminary Receipt and following resolving all comments with respect to the Prospectus from the Canadian Securities Regulators, use commercially reasonable efforts to prepare and file the Final Prospectus, in each case, in form and substance satisfactory to the Underwriters, acting reasonably, in each of the Qualifying Jurisdictions with the Canadian Securities Regulators pursuant to Canadian Securities Laws no later than 11:00 p.m. (Toronto time) on August 24, 2020 (or such other time and/or later date as the Corporation and the Underwriters may agree), and will use commercially reasonable efforts to obtain the Final Receipt therefor as soon as possible after the filing of the Final Prospectus. In addition, the Corporation will promptly fulfil and comply with, to the satisfaction of the Underwriters, acting reasonably, Canadian Securities Laws required to be fulfilled or complied with by the Corporation to enable the Offered Shares to be lawfully distributed to the public in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions.

(2)

During the distribution of the Offered Shares, the Corporation and the Lead Underwriter shall approve in writing, prior to such time that marketing materials are provided to potential investors, any marketing materials reasonably requested to be provided by the Underwriters to any potential investor of Offered Shares, such marketing materials to comply with Canadian Securities Laws. The Corporation shall file a template version of such marketing materials with the Canadian Securities Regulators as soon as reasonably practicable after such marketing materials are so approved in writing by the Corporation and the Lead Underwriter, on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor of Offered Shares, and such filing shall constitute the Underwriters’ authority to use such Marketing Documents in connection with the Offering. Any comparables shall be redacted from the template version of the Marketing Documents in accordance with NI 44-101 prior to filing such template version of the Marketing Documents with the Canadian Securities Regulators and a complete template version of the Marketing Documents containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Regulators by the Corporation.

(3)	The Corporation and the Underwriters, on a several basis, covenant and agree:

(a)

not to provide any potential investor of Offered Shares with any marketing materials unless a template version of such marketing materials has been filed by the Corporation with the Canadian Securities Regulators on or before the day that such marketing materials are first provided to any potential investor of Offered Shares;

(b)

not to provide any potential investor with any materials or information in relation to the distribution of the Offered Shares or the Corporation other than: (a) such marketing materials that have been approved and filed in accordance with Section 2(2); (b) the Preliminary Prospectus and the Final Prospectus; and (c) any standard term sheets approved in writing by the Corporation and the Lead Underwriter; and

(c)

that any marketing materials approved and filed in accordance with Section 2(2), and any standard term sheets approved in writing by the Corporation and the Lead Underwriter, shall only be provided to potential investors in the Qualifying Jurisdictions.

Section 3               Due Diligence

Prior to the filing of the Preliminary Prospectus, the Corporation shall have permitted, and prior to the filing of the Final Prospectus or any Prospectus Amendment, the Corporation shall permit, the Underwriters and any U.S. Affiliate to review and participate in the preparation of the Preliminary Prospectus, the Final Prospectus, any Prospectus Amendment and the U.S. Placement Memorandum, and shall have allowed and shall allow each of the Underwriters and U.S. Affiliates to conduct any due diligence investigations (including through the conduct of oral due diligence sessions at which management of the Corporation, the chair of the Corporation’s audit committee, its auditors and legal counsel) which any of them reasonably require in order to fulfil their obligations as underwriters under Canadian Securities Laws, the U.S. Securities Act and the U.S. Exchange Act, and in order to enable it to responsibly execute the certificate in the Prospectus and any Prospectus Amendment required to be executed by it. Following the execution and delivery of this Agreement up to the later of the Closing Date and the date of completion of the distribution of the Offered Shares, the Corporation shall allow each of the Underwriters and U.S. Affiliates to conduct any due diligence investigations which any of them reasonably requires in order to fulfill its obligations as an underwriter under Canadian Securities Laws, the U.S. Securities Act and the U.S. Exchange Act. Without limiting the scope of the due diligence inquiry the Underwriters (or their counsel) may conduct, the Corporation shall use its best reasonable efforts to make available its directors, senior management, current auditors and legal counsel to answer any questions which the Underwriters may reasonably have and to participate in one or more due diligence sessions to be held prior to filing of each of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment.

Section 4               Restrictions on Sale

(1)

The Underwriters will be permitted to appoint, at their sole expense, other registered dealers or brokers as its agents to assist in the distribution of the Offered Shares. The Underwriters shall, and shall require any such dealer or broker with which such Underwriter has a contractual relationship in respect of the distribution of the Offered Shares (a “Selling Firm”), to comply with Canadian Securities Laws and United States Securities Laws in connection with the distribution of the Offered Shares and to offer the Offered Shares for sale to the public directly and through Selling Firms upon the terms and conditions (including the offer price) set out in the Final Prospectus and this Agreement. The Underwriters shall, and shall require any Selling Firm to, offer for sale to the public and sell the Offered Shares only in those jurisdictions where they may be lawfully offered for sale or sold.

(2)

The Underwriters shall, and shall require any Selling Firm to agree to, observe and distribute the Offered Shares in a manner that complies with all applicable laws and regulations (including, in connection with offers and sales to Qualified Institutional Buyers in the United States pursuant to Rule 144A) in each jurisdiction into and from which they may offer to sell the Offered Shares or distribute the Prospectus or the U.S. Placement Memorandum in connection with the distribution of the Offered Shares and will require any Selling Firm not to, directly or indirectly, offer, sell or deliver any Offered Shares or deliver the Prospectus or the U.S. Placement Memorandum or any other document to any person in any jurisdiction, except in a manner which will not require the Corporation to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under the applicable securities laws of any jurisdiction other than the Qualifying Jurisdictions. The Offered Shares shall only be distributed, marketed, offered or sold in (i) the Qualifying Jurisdictions (ii) to Qualified Institutional Buyers in the United States pursuant to Rule 144A and (iii) such other jurisdictions as may be mutually agreed to by the Corporation and the Lead Underwriter.

(3)

The Corporation acknowledges and agrees that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement (including obligations under any schedules to this Agreement) and no Underwriter shall be liable for any act, omission, default, breach or conduct by any other Underwriter or any Selling Firm appointed by any other Underwriter.

(4)

For the purposes of this Section 4, the Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Jurisdiction where a Final Receipt shall have been obtained from the applicable Canadian Securities Regulators following the filing of the Final Prospectus in each of the Qualifying Jurisdictions.

(5)

The Corporation and the Underwriters hereby acknowledge that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities or “blue sky” laws and may not be offered or sold: (A) in the United States except to Qualified Institutional Buyers in accordance with Rule 144A and the applicable laws of any U.S. state; and (B) outside the United States in accordance with Rule 903 of Regulation S. Accordingly, the Corporation and the Underwriters hereby agree that offers and sales of the Offered Shares in the United States shall be conducted only in the manner specified in Schedule A hereto, which terms and conditions are hereby incorporated by reference in and form a part of this Agreement.

Section 5               Delivery of Documents

(1)

On or prior to the time of filing of the Preliminary Prospectus and the Final Prospectus, as applicable, the Corporation shall deliver to the Underwriters (except to the extent such documents have been previously delivered to the Underwriters or are available on SEDAR):

(a)	a copy of, as the case may be, the Preliminary Prospectus or the Final Prospectus signed and certified by the Corporation as required by Canadian Securities Laws in the Qualifying Jurisdictions;

(b)

a copy of any other document required to be filed along with, as the case may be, the Preliminary Prospectus or the Final Prospectus by the Corporation under Canadian Securities Laws, other than personal information forms;

(c)	a copy of the applicable U.S. Placement Memorandum; and

(d)

to the extent available, a copy of the letter from the TSX advising the Corporation that conditional approval of the listing of the Offered Shares has been granted by the TSX, subject to the satisfaction of the customary conditions set out therein.

(2)	On or prior to the time of filing of the Final Prospectus, the Corporation shall deliver to the Underwriters:

(a)

a “long-form” comfort letter of MNP LLP, auditors to the Corporation and its Subsidiaries, dated the date of the Final Prospectus (with the requisite procedures to be completed by such auditors no later than two (2) Business Days prior to the date of the Final Prospectus), addressed to the Underwriters, the Corporation and the directors of the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and numerical information relating to the Corporation and its Subsidiaries contained or incorporated by reference in the Final Prospectus, which letter shall be in addition to the auditors’ reports contained in the Final Prospectus and any auditors’ comfort letter addressed to the Canadian Securities Regulators;

(b)

a “long-form” comfort letter of PricewaterhouseCoopers LLP, auditors to Blue Ant Media and its subsidiaries, dated the date of the Final Prospectus (with the requisite procedures to be completed by such auditors no later than two (2) Business Days prior to the date of the Final Prospectus), addressed to the Underwriters, the Corporation and the directors of the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and numerical information relating to Omnia contained or incorporated by reference in the Final Prospectus, which letter shall be in addition to the auditors’ reports contained in the Final Prospectus and any auditors’ comfort letter addressed to the Canadian Securities Regulators; and

(c)

a “long-form” comfort letter of Segal LLP, former auditors to Luminosity Gaming Inc. and Luminosity Gaming (USA), LLC, dated the date of the Final Prospectus (with the requisite procedures to be completed by such auditors no later than two (2) Business Days prior to the date of the Final Prospectus), addressed to the Underwriters, the Corporation and the directors of the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and numerical information relating to the Corporation and its Subsidiaries contained or incorporated by reference in the Final Prospectus, which letter shall be in addition to any auditors’ comfort letter addressed to the Canadian Securities Regulators.

(3)

In the event that the Corporation is required by Canadian Securities Laws to prepare and file a Prospectus Amendment (including in the circumstances referred to in Section 11), the Corporation shall prepare and deliver promptly to the Underwriters signed and certified copies of such Prospectus Amendment. Any Prospectus Amendments shall be in form and substance satisfactory to the Underwriters, acting reasonably. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Underwriters, with respect to such Prospectus Amendment, documents similar to those referred to in Section 5(1)(c) and Section 5(2).

Section 6               Representations as to Prospectus and Prospectus Amendments

(1)

Filing of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment shall constitute a representation and warranty by the Corporation to the Underwriters that, as at their respective dates and dates of filing:

(a)

the information and statements (except information and statements relating solely to the Underwriters which have been provided by the Underwriters to the Corporation in writing specifically for use in the Preliminary Prospectus, the Final Prospectus, the U.S. Placement Memorandum or any Prospectus Amendment (collectively, “Underwriters’ Information”)) contained in the Preliminary Prospectus, the Final Prospectus, the U.S. Placement Memorandum and any Prospectus Amendment are, as of the date of such information and statements, true and correct in all material respects and contain no misrepresentation and together, constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares as required by Canadian Securities Laws;

(b)

no material fact has been omitted from such disclosure that is required to be stated in such disclosure or that is necessary to make a statement contained in such disclosure not misleading in light of the circumstances under which it was made;

(c)

the statistical and market-related data included in the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment are based on or derived from sources that are believed by the Corporation to be reliable and accurate in all material respects, and other than data that is Underwriters’ Information or is publicly available, the Corporation has obtained the consent to the use of such data from such sources to the extent required;

(d)

the information and statements in the U.S. Placement Memorandum (except for Underwriters’ Information) is true and correct in all material respects and contains no untrue statement of a material fact and does not omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, within the meaning of the U.S. Exchange Act; and

(e)

except with respect to any Underwriters’ Information, such documents comply in all material respects with the requirements of Canadian Securities Laws, other than as to non-material matters of form or similar non-material matters.

(2)

Such filings shall also constitute the Corporation’s consent to the Underwriters’ use of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment in connection with the distribution of the Offered Shares in the Qualifying Jurisdictions in compliance with this Agreement and Canadian Securities Laws and the use of the U.S. Placement Memorandum for offers and sales of the Offered Shares to Qualified Institutional Buyers in the United States pursuant to Rule 144A.

Section 7               Additional Representations and Warranties of the Corporation

The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Offered Shares that:

(a)

the Corporation is a corporation existing under the laws of British Columbia and is registered or licensed to carry on business under the laws of all jurisdictions in which its business is carried on, except where any failure to be so registered or licensed would not, individually or in the aggregate, have a Material Adverse Effect;

(b)

the Corporation has the requisite corporate power, authority and capacity to enter into and deliver this Agreement and the Share Purchase Agreement and to perform its obligations hereunder and thereunder (including the execution of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendments and the filing of each of them with the Canadian Securities Regulators), and the Corporation has the requisite corporate power, authority and capacity to own, lease and operate its property and assets and to carry on its business as currently carried on or as disclosed in the Prospectus as currently proposed to be carried on and neither the Corporation, nor, to the knowledge of the Corporation, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing the Corporation’s dissolution or winding up;

(c)

the Corporation has authorized share capital consisting of an unlimited number of Common Shares, of which 73,140,101 Common Shares are issued and outstanding as of the date hereof, and an unlimited number of preferred shares, of which none are outstanding as of the date hereof. Other than currently outstanding options to acquire 3,459,046 Common Shares, warrants to acquire 4,521,235 Common Shares and convertible debentures exercisable into an aggregate of 2,970,297 Common Shares, as of the date hereof, no person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued securities of the Corporation, except as disclosed to the Lead Underwriter or in the Prospectus. The issuances of all outstanding options, warrants and convertible debentures have been recorded on the Financial Statements in accordance with IFRS and no such grants involved any “back dating”, “forward dating”, “spring loading” or similar practices;

(d)

other than the Subsidiaries or as disclosed to the Underwriters, the Corporation has no direct or indirect subsidiaries, nor does it own or control any equity security of any other person or any agreement, option or commitment to acquire any such equity security, other than as contemplated in connection with the Acquisition;

(e)

the Corporation is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares and other voting securities of each Subsidiary, free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever, and no person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation or any Subsidiary of any of the shares or other securities of any Subsidiary;

(f)

each Subsidiary is a corporation incorporated, amalgamated, continued or organized and validly existing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization and has all requisite power, capacity and authority to carry on its business as now conducted in each of the jurisdictions it carries on business and to own, lease or operate its assets and properties and none of the Subsidiaries nor, to the knowledge of the Corporation, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing such Subsidiaries’ dissolution or winding up;

(g)

each of the Corporation and the Subsidiaries has been conducting its business in compliance in all material respects with all applicable laws of each jurisdiction in which it carries on such business and has not received a notice of material noncompliance, and, to the knowledge of the Corporation, there are no facts that would reasonably be expected to give rise to a notice of material non-compliance with any such applicable laws;

(h)

as of June 30, 2020, the Corporation’s existing outstanding indebtedness is comprised of an aggregate principal amount of $9,000,000 of convertible debentures, $20,000,000 of long-term debt and deferred payment liabilities of $1,500,000, and the Corporation has no other material secured or unsecured indebtedness or secured or unsecured debt securities outstanding except for trade and other ordinary course payables as well as litigation or similar claims. Except as disclosed in the Prospectus or herein, neither the Corporation nor any of its Subsidiaries has outstanding any debentures, notes or mortgages that is or will be material to the Corporation and its subsidiaries taken as a whole;

(i)

(i) immediately following the Closing, all of the issued and outstanding Offered Shares, upon payment therefor, will have been duly and validly authorized and issued, and will be fully paid and non-assessable Common Shares of the Corporation; and (ii) none of the Offered Shares will be issued in violation of or subject to the pre-emptive rights, contractual rights or similar rights of any securityholder of the Corporation or of any other person;

(j)

Since June 30, 2020, except as set out in the public disclosure record of the Corporation or the Prospectus: (i) there has been no Material Adverse Change (actual, anticipated, contemplated or threatened, financial or otherwise); (ii) there have been no transactions entered into by the Corporation or any of its Subsidiaries which are material with respect to the Corporation and its Subsidiaries taken as a whole, or with respect to the Corporation’s Business, in each case, other than those disclosed in the Prospectus, the Acquisition and those in the ordinary course of business; and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Corporation on the Common Shares or any class of its equity securities;

(k)

the Financial Statements incorporated by reference in the Prospectus have been prepared in conformity with IFRS applied on a consistent basis throughout the periods involved and present fairly in all material respects the financial position, changes in shareholders’ equity, results of operations and cash flows of the Corporation as at the dates of and for the periods referred to in such statements. There has been no material change in the Corporation’s accounting policies since June 30, 2020. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporations or any of its Subsidiaries with unconsolidated entities or other Persons which are not reflected in the Financial Statements and that may have a material current or future effect on the financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Corporation or that would reasonably be expected to be material to an investor in making a decision to purchase the Offered Shares;

(l)

none of the Corporation or any of its Subsidiaries has incurred any liabilities or obligations that continue to be outstanding except (i) as set forth in the Financial Statements or as otherwise disclosed or contemplated in the Prospectus, or (ii) which do not, individually or in the aggregate, have a Material Adverse Effect and were incurred in the ordinary course of business of the Corporation and its Subsidiaries since June 30, 2020;

(m)

except as disclosed in the Prospectus, no acquisition has been made by the Corporation since August 30, 2019 that would be a significant acquisition for the purposes of Canadian Securities Laws, and other than the Acquisition, no proposed acquisition by the Corporation has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and that, if completed by the Corporation at the date of the Prospectus, would be a significant acquisition for the purposes of Canadian Securities Laws, in each case, that would require the prescribed disclosure in the Prospectus pursuant to such laws;

(n)

the Corporation maintains a system of internal control over financial reporting that complies with the requirements of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation’s internal control over financial reporting is effective and the Corporation is not aware of any material weaknesses in its internal control over financial reporting. Since June 30, 2020, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting;

(o)

no director or officer, former director or officer, or shareholder or employee of, or any other person not dealing at arm’s length with, any of the Corporation or its Subsidiaries is to be engaged in any transaction or arrangement with or to be a party to a contract with, or has any indebtedness, liability or obligation to, the Corporation or its Subsidiaries, except as disclosed in the Prospectus or for employment or consulting arrangements with employees or consultants or those serving as a director or officer of the Corporation or its Subsidiaries as described in the Prospectus, or except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(p)

except as disclosed in the Prospectus, (i) the Corporation is not in breach or violation of; and (ii) the execution and delivery by the Corporation of this Agreement and the Share Purchase Agreement and the performance by the Corporation of its obligations hereunder and thereunder do not and will not result in any breach or violation of, or be in conflict with, or constitute, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (A) any term or provision of the constating documents or by-laws of the Corporation, (B) any resolution of the directors or shareholders of the Corporation, or (C) except as would not, individually or in the aggregate, have a Material Adverse Effect, any material contract, mortgage, hypothec, note, indenture, deed of trust, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Corporation, and, except as would not have a Material Adverse Effect, will not give rise to any Lien in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or the acceleration of or the maturity of any debt under any indenture, mortgage, hypothec, note, deed of trust, lease, agreement or instrument binding or affecting the Corporation or any of the Corporation’s properties or assets;

(q)

no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Entity or other person is required of the Corporation in connection with the execution and delivery of this Agreement, the Share Purchase Agreement or the performance by the Corporation of its obligations hereunder and thereunder, except: (i) as disclosed in the Prospectus or contemplated in the Share Purchase Agreement, (ii) as has been or will have been obtained on or prior to the Closing Date and are in full force and effect, (iii) as required by Canadian Securities Laws with regard to the distribution of the Offered Shares in the Qualifying Jurisdictions, or (iv) where the failure to obtain or make, as the case may be, such approval, authorization, consent, order, filing, registration or recording would not, individually or in the aggregate, have a Material Adverse Effect;

(r)

except as disclosed in the Prospectus, the Corporation has no actual knowledge of any applicable law or regulation or governmental position, or any announced or pending change thereto, or announced or pending new law or regulation or governmental position that, in any of these cases, would, individually or in the aggregate, have a Material Adverse Effect;

(s)

this Agreement, the Share Purchase Agreement and the performance by the Corporation of its obligations hereunder and thereunder (including the execution of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendments and the filing of each of them with the Canadian Securities Regulators, and the preparation and distribution of the U.S. Placement Memorandum), have been duly authorized by all necessary corporate action, and this Agreement and the Share Purchase Agreement have been duly authorized, executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms, except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law;

(t)

except as disclosed in the Prospectus: (i) to the knowledge of the Corporation, there are no shareholders’ agreements, voting agreements, investors’ rights agreements or other agreements in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation or the operations or affairs of the Corporation, and (ii) there are no persons with registration rights or other similar rights to have any securities of the Corporation registered or qualified for distribution pursuant to any Canadian Securities Laws, the U.S. Securities Act or the laws, rules or regulations of any other country;

(u)	to the knowledge of the Corporation, no securities commission, securities regulator, stock exchange or comparable authority has issued any order: (i)

requiring trading in any of the Corporation’s securities to cease, (ii) preventing or suspending the use of the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment, or (iii) preventing the distribution of the Offered Shares in any Qualifying Jurisdiction, the United States, or any other jurisdiction, nor in each case has instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(v)

the Corporation is a reporting issuer in each of the Qualifying Jurisdictions, is not in default in any material respect of any requirement under the applicable Canadian Securities Laws contained and is not on the list of defaulting issuers maintained by the Canadian Securities Regulators;

(w)

the Common Shares are listed on, and the Corporation is in compliance in all material respects with the rules and policies of, the TSX. The Corporation is not subject to regulation by any other stock exchange. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Corporation is in effect, or to the knowledge of the Corporation, pending or have been threatened and the Corporation is not subject to any review, enquiry, investigation or other proceeding relating to any such order or restriction. The Corporation is not registered, and is not required to be registered, as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended. The Common Shares are not registered under Section 12 of the U.S. Exchange Act. None of the Subsidiaries are subject to any continuous or periodic, or other disclosure requirements, under any securities laws in any jurisdiction;

(x)	Computershare Investor Services Inc. at its principal offices in the city of Toronto, Ontario, has been duly appointed as registrar and transfer agent for the Common Shares;

(y)	the provisions of the Offered Shares conform, in all material respects, with the description thereof contained in the Prospectus under the headings “Description of Common Shares”;

(z)

except as disclosed in the Financial Statements, the Prospectus or the documents incorporated by reference therein, there is no litigation or governmental or other proceeding or investigation at law or in equity before any Governmental Entity, domestic or foreign, in progress, or, to the Corporation’s knowledge, pending or threatened (and the Corporation does not know of any basis therefor) against, or involving the assets, properties or business of, the Corporation or any of its Subsidiaries, nor are there any matters under discussion with any Governmental Entity relating to taxes, governmental charges, orders or assessments asserted by any such authority, and to the Corporation’s knowledge, except as disclosed in the Prospectus, there are no facts or circumstances which would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, taxes, governmental charges, orders or assessments, which (i) in each case, if determined adversely to the Corporation or any of its Subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect, (ii) questions the validity of the issuance, sale or delivery of the Offered Shares, or (iii)questions the validity of any other action taken or to be taken by the Corporation or any of its Subsidiaries in connection with this Agreement, the invalidity of which action would, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Prospectus, there is no litigation or governmental or other proceeding or investigation at law or in equity before any Governmental Entity, domestic or foreign, in progress or pending which would be reasonably likely to be prejudicial to the interests of holders of Offered Shares;

(aa)

to the knowledge of the Corporation, MNP LLP is independent with respect to the Corporation and its Subsidiaries within the meaning of the rules of professional conduct applicable to auditors in the Province of Ontario; and there has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) with such firm or any other prior auditor of the Corporation or any of its Subsidiaries;

(bb)

except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) all tax returns required to be filed by the Corporation and its Subsidiaries on or prior to the date hereof have been filed and completely report all income and other amounts and information required to be reported thereon; (ii) all taxes and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto of the Corporation or any of its Subsidiaries, due or claimed to be due by any taxing authority have been paid by the Corporation or its Subsidiaries, as applicable, whether or not assessed by the appropriate taxing authority, other than non-material amounts or those being contested in good faith and for which adequate reserves have been provided; (iii) none of the Corporation or any of its Subsidiaries is a party to any agreement, waiver or arrangement with any taxing authority which relates to any extension of time with respect to the filing of any tax returns, elections, designations or similar filings relating to taxes, any payment of taxes or any assessment or collection thereof; (iv) the Corporation and each of its Subsidiaries has timely collected all amounts on account of sales or transfer taxes required by law to be collected by it and has timely remitted to the appropriate taxing authority any such amounts required to be remitted by it; (v)   there is no tax deficiency which has been asserted against the Corporation or any of its Subsidiaries; (vi) all material tax liabilities of the Corporation and its Subsidiaries are adequately provided for in accordance with IFRS within the Financial Statements for all periods up to June 30, 2020; (vii) there are no audits or investigations in progress, pending or, to the knowledge of the Corporation, threatened, against the Corporation or any of its Subsidiaries in respect of taxes; and (viii) there are no Liens for taxes upon the assets of the Corporation or any of its Subsidiaries;

(cc)

the Corporation is duly qualified and holds all material permits, licences, registrations, permits, qualifications, consents and authorizations necessary or required to carry on the Corporation’s Business as now conducted and to own, lease or operate its assets and properties of every kind, nature, character and description (whether real, personal or mixed, tangible or intangible, choate or inchoate, absolute, accrued, contingent, fixed or otherwise, and, in each case, wherever situated), including the goodwill related thereto, operated, owned or leased by or in the possession of the Corporation, except where the failure to obtain any permits, licences, registrations, permits, qualifications, consents and authorizations would not have a Material Adverse Effect, and all such permits, licences, registrations, permits, qualifications, consents and authorizations are in full force and effect in accordance with their terms except where the failure to so maintain permits, licences, registrations, permits, qualifications, consents and authorizations would not have a Material Adverse Effect;

(dd)

except as described in the Prospectus or for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Corporation and each of its Subsidiaries is in compliance with the provisions of all applicable federal, provincial, state, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours (collectively, “Employment Laws”); (ii) no collective labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Corporation, threatened, and no individual labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Corporation, threatened, with any employee of the Corporation or any of its Subsidiaries and, to the knowledge of the Corporation, none has occurred during the past year; and (iii) no union has been accredited or otherwise designated to represent any employees of the Corporation or any of its Subsidiaries and, to the knowledge of the Corporation, no accreditation request or other representation question is pending with respect to the employees of the Corporation, or any of its Subsidiaries and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the facilities of the Corporation or any of its Subsidiaries and none is currently being negotiated by the Corporation or any of its Subsidiaries;

(ee)

except as described in the Prospectus or for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) neither the Corporation nor any of its Subsidiaries is in default or breach of any material contract to which it is a party or by which it is bound, and (ii) no event has occurred which, with notice or lapse of time or both, would constitute such a default or breach and to the knowledge of the Corporation, no such notice or other communication is pending or has been threatened;

(ff)

except as described in the Prospectus or for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Corporation and its Subsidiaries have maintained such policies of insurance issued by responsible insurers as are appropriate to the Corporation’s operations, property and assets in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets and all such policies of insurance continue to be in full force and effect; neither the Corporation nor any of its Subsidiaries is in default as to the payment of premiums or otherwise, under the terms of any such policy; and neither the Corporation nor any of its Subsidiaries has received any notice of the non-renewal of any such policy, or of any reservation of claims pursuant to any such policy;

(gg)

with respect to each premises which is material to the Corporation’s Business and which the Corporation and its subsidiaries occupy as tenant (the “Leased Premises”), if any, the Corporation and its Subsidiaries have the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation and its Subsidiaries occupy the Leased Premises is in good standing and in full force and effect in all material respects;

(hh)

except as described in the Prospectus or for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no outstanding judgments, writs of execution, seizures, injunctions or directives against, nor any work orders or directives or notices of deficiency capable of resulting in work orders or directives with respect to any of the facilities to be directly or indirectly owned or operated by the Corporation or any of its Subsidiaries;

(ii)	except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i)

presently and immediately following both the Closing and the Acquisition Closing, the Corporation or its Subsidiaries owns and will own all proprietary rights provided in law and at equity in, or has or will have obtained valid and enforceable licenses or other rights to use, the patents, patent applications, inventions, copyrights, industrial designs, software, trade secrets, concepts, know how (including trade secrets and other proprietary or confidential information), trade- marks (both registered and unregistered), trade names or any other intellectual property rights (collectively, “Intellectual Property”) which are necessary or are used for the conduct of the Corporation’s Business, free and clear of any Liens or other adverse claims or interests of any kind or nature affecting the assets of the Corporation’s Business; and

(ii)

(A) to the extent any Intellectual Property owned by the Corporation or one of its Subsidiaries has been created in whole or in part by current or past employees, consultants or independent contractors, any rights therein of such persons will have been irrevocably assigned in writing to the Corporation or one of its Subsidiaries, as applicable, and such persons will have waived all moral rights in such person’s contribution to such Intellectual Property or component thereof; (B) to the knowledge of the Corporation, no third parties have any claim of adverse ownership or other opposition to any Intellectual Property owned by or licensed to the Corporation or its Subsidiaries or rights in the subject matter of such Intellectual Property; (C) to the knowledge of the Corporation, there is no infringement by third parties of any Intellectual Property owned by or licensed to the Corporation or its Subsidiaries; (D) to the knowledge of the Corporation, there is no action, suit, proceeding or claim pending or threatened, by others challenging the Corporation’s or its Subsidiaries’ rights in or to any Intellectual Property owned by the Corporation or any of its Subsidiaries or the validity of any Intellectual Property owned by or licensed to the Corporation and its Subsidiaries, and the Corporation is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; (E) to the knowledge of the Corporation, there is no action, suit, proceeding or claim pending or threatened, by others that the Corporation or any of its Subsidiaries infringes or otherwise violates any Intellectual Property of others; and (F) the Corporation and its Subsidiaries have implemented and maintained commercially reasonable measures to protect and maintain the confidentiality of all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property owned or licensed by the Corporation and its Subsidiaries;

(jj)

the minute books and corporate records of the Corporation and its Subsidiaries made available to the Underwriters and their counsel in connection with the Underwriters’ due diligence investigations are the original minute books and records or true and complete copies thereof and contain copies of all proceedings of the shareholders, the boards of directors and all committees of the boards of directors of each of such persons, that have been minuted or resolved since August 30, 2019 and there have been no other meetings, resolutions or proceedings of the shareholders, boards of directors or any committee thereof to the date of review of such corporate records and minute books not reflected in such minute books and other corporate records, other than those which are not material in the context of such entities, as applicable;

(kk)

(i) to the knowledge of the Corporation, neither the Corporation nor any of the Subsidiaries has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property of the Corporation or the Subsidiaries or other unlawful expense relating to political activity to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction, or (b) made any direct or indirect contribution from corporate funds to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the United States Foreign Corrupt Practices Act of 1977, as amended, or Title 18 United States Code Section 1956 and 1957 (US) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Corporation or the Subsidiaries and their respective operations, and the Corporation and the Subsidiaries have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation; and (ii) the operations of the Corporation and the Subsidiaries are and have been conducted at all times in compliance with such legislation and no suit, action or proceeding by or before any governmental authority or any arbitrator involving the Corporation or any Subsidiary with respect to such legislation is in progress, or to the knowledge of the Corporation, pending or threatened;

(ll)

the Corporation and each of its Subsidiaries have neither taken, nor will take, any action which constitutes stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Offered Shares, other than as provided for in the Prospectus with respect to the Over-Allotment Option;

(mm)

other than as contemplated by this Agreement and in the Prospectus, there is no person acting at the request of the Corporation who is entitled to any brokerage or agency fee in connection with the sale of the Offered Shares;

(nn)

except as would not be reasonably expected to have a Material Adverse Effect, and other than as disclosed in the Prospectus or arising solely as a result of making a joint election under section 85 of the Tax Act in connection with the Acquisition, none of the transactions carried out, or to be carried out, as part of the Acquisition will result in any tax Liability of the Corporation or any of its Subsidiaries, including but not limited to withholding taxes, and the Corporation and its Subsidiaries will not assume or become subject to any tax (whether by contract, under transferee liability principles, or otherwise) in connection with or as a result of such transactions;

(oo)

the representations and warranties of the Corporation in the Share Purchase Agreement (other than those which are in respect of a specific date), a true copy of which agreement has been provided to the Underwriters, are true and correct in all material respects, subject to any qualifications set out therein, as of the date thereof;

(pp)

to the knowledge of the Corporation, the representations and warranties of Blue Ant Media contained in the Share Purchase Agreement (other than those which are in respect of a specific date) are true and correct in all material respects, subject to any qualifications set out therein, as of the date hereof;

(qq)

to the knowledge of the Corporation, there has been no (i) actual or alleged breach or default by any party of any provisions of the Share Purchase Agreement and no event, condition, or occurrence exists which after the notice or lapse of time (or both) would constitute a breach or default by any party to the Share Purchase Agreement; or (ii) dispute, termination, cancellation, amendment or renegotiation of the Share Purchase Agreement, and, to the knowledge of the Corporation, no state of facts giving rise to any of the foregoing exists;

(rr)

to the knowledge of the Corporation, the Omnia Financial Statements fairly present, in all material respects, in accordance with IFRS, as amended from time to time, consistently applied, the financial position of Omnia as at the dates thereof and the consolidated results of the operations of Omnia for the periods then ended and reflect, on a consolidated basis, all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Omnia and its subsidiaries, on a consolidated basis, for the periods and as at the dates thereof;

(ss)

the Pro Forma Financial Statements have been prepared in accordance with IFRS, consistently applied, have been prepared and presented in accordance with Canadian Securities Laws, and include all adjustments necessary for a fair presentation, including with respect to the Omnia Financial Statements, and includes all reconciliations to IFRS, as required in order to prepare the Pro Forma Financial Statements in accordance with National Instrument 52-107 - Acceptable Accounting Principles and Auditing Standards of the Canadian Securities Regulators. The assumptions contained in the Pro Forma Financial Statements are suitably supported and consistent with the operating results of the Corporation and Omnia, and such statements provide a reasonable basis for the compilation of the Pro Forma Financial Statements and the Pro Forma Financial Statements accurately reflect such assumptions; and

(tt)

the Corporation is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and the rules and regulations of the TSX and has filed all documents required to be filed by it with the Canadian Securities Regulators under applicable Canadian Securities Laws, and no document has been filed on a confidential basis with the Canadian Securities Regulators that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws contained, as at the date of filing thereof, a misrepresentation.

Section 8              Covenants of the Corporation

The Corporation covenants with the Underwriters that, during the distribution period:

(a)

it will advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment has been filed and when the receipt(s) in respect thereof, if any, have been obtained and will provide evidence satisfactory to the Underwriters, acting reasonably, of each filing and the issuance or deemed issuance of receipts from all of the Canadian Securities Regulators;

(b)

it will advise the Underwriters, promptly after receiving notice or obtaining knowledge, of: (i) the issuance by any Canadian Securities Regulator, U.S. securities regulator or any other securities regulator of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment; (ii) the suspension of the qualification of the Offered Shares for distribution or sale in any of the Qualifying Jurisdictions; (iii) the institution or threatening of any proceeding for any of those purposes; or (iv) any requests made by any Canadian Securities Regulator for amending or supplementing the Prospectus, or for additional information, and will use their best reasonable efforts to prevent the issuance of any such order and, if any such order is issued, shall take all reasonable steps that it is able to take to obtain the withdrawal of the order promptly;

(c)

it will promptly advise the Underwriters upon obtaining the conditional approval of the TSX to the listing of the Offered Shares, subject to the satisfaction of customary conditions required by such exchange;

(d)	it will use reasonable commercial efforts to perform its obligations under the Acquisition Agreement, subject to the terms there;

(e)	keep the Underwriters reasonably informed, from time to time, of the status of the Acquisition and the satisfaction of the conditions thereof; and

(f)	upon the Acquisition Closing, the Corporation will apply the Net Distribution Proceeds substantially in accordance with the disclosure under the heading “Use of Proceeds” in the Prospectus.

Section 9                   Commercial Copies

The Corporation shall cause commercial copies of the Prospectus and the final U.S. Placement Memorandum to be printed and delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by written instructions to the printer of such documents. Delivery of the Preliminary Prospectus or the Final Prospectus, as the case may be, and the final U.S. Placement Memorandum shall be effected as soon as possible (using commercially reasonable efforts) after receipt of the Preliminary Receipt and the Final Receipt, as applicable, but in any event delivery in Toronto shall be no later than the Business Day following receipt of the Preliminary Receipt or the Final Receipt, as applicable. The Corporation shall similarly cause to be delivered, without charge in such quantities and in such cities as the Underwriters may reasonably request, commercial copies of any Prospectus Amendments or amendments to the final U.S. Placement Memorandum. The Underwriters agree with the Corporation, subject to receipt of the same from the Corporation, to send a copy of the Prospectus to purchasers of Offered Shares in Canada and, in accordance with Canadian Securities Laws, to each person or company that received Marketing Documents, and the final U.S. Placement Memorandum to purchasers of Offered Shares in the United States promptly following receipt thereof, and to send a copy of any Prospectus Amendment to all persons to whom copies of the Prospectus or final U.S. Placement Memorandum are sent promptly following receipt thereof.

Section 10                Completion of Distribution

(1)

Each Underwriter shall use its commercially reasonable efforts to complete, or cause the Selling Firms to complete, the distribution of the Offered Shares as promptly as possible after the Closing Time, and shall, and shall cause each Selling Firm to, after the Closing Time, give prompt written notice to the Corporation (and in any event, within 30 days of the completion of distribution) when, in the opinion of the Underwriters, they have ceased distribution of the Offered Shares, including notice of the number of Offered Shares sold in each of the Qualifying Jurisdictions and any other jurisdiction.

(2)

The parties hereto acknowledge that the Underwriters shall offer the Offered Shares initially at the Purchase Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Purchase Price, the offering price of the Offered Shares may be decreased and may be further changed from time to time but never to an amount greater than the Purchase Price; however, any such decreases in the offering price of the Offered Shares shall not alter the amount of $1.50 per Offered Share purchased by the Underwriters pursuant to this Agreement (as either a Firm offered Share or an Over-Allotment Offered Share) in calculating the Gross Distribution Proceeds, and any such decrease will not affect the proceeds received by the Corporation.

Section 11                Material Change or Change in Material Fact during Distribution

(1)

During the period from the date of this Agreement to the date of completion of distribution of the Offered Shares (including, for greater certainty, Over-Allotment Offered Shares) under the Final Prospectus and the U.S. Placement Memorandum, the Corporation shall promptly notify the Underwriters in writing of:

(a)	any filing made by the Corporation of information relating to the offering of the Offered Shares with any Governmental Entity in Canada or the United States or any other jurisdiction;

(b)

(i) the issuance by any securities commission, stock exchange or comparable authority of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus, the U.S. Placement Memorandum, or any Prospectus Amendment, (ii) the suspension of the qualification of the Offered Shares for offering or sale in any of the Qualifying Jurisdictions or in the United States, (iii) the institution, threatening or contemplation of any proceeding for any of those purposes, or (iv) any requests made by any securities commission, stock exchange or comparable authority for amending or supplementing the Preliminary Prospectus, the Final Prospectus, the U.S. Placement Memorandum, or any Prospectus Amendment or for additional information, and will use its best reasonable efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(c)

any material change (whether actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities or capital of the Corporation or any of its Subsidiaries, including as a result of any escalation in the severity of the COVID-19 pandemic;

(d)

any material fact, within the meaning of Canadian Securities Laws or the U.S. Exchange Act, which has arisen or has been discovered and would have been required to have been stated in the Final Prospectus or the final U.S. Placement Memorandum had the fact arisen or been discovered on, or prior to, the date of such document; and

(e)

any change in any material fact within the meaning of Canadian Securities Laws or the U.S. Exchange Act (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Final Prospectus, the final U.S. Placement Memorandum or any Prospectus Amendment which fact or change is, or may be, of such a nature: (i) as to render any statement in the Final Prospectus, the final U.S. Placement Memorandum or any Prospectus Amendment misleading or untrue in any material respect or which would result in a misrepresentation (within the meaning of Canadian Securities Laws) in the Final Prospectus, the final U.S. Placement Memorandum or any Prospectus Amendment; (ii) which would result in the final U.S. Placement Memorandum containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances under which they were made; or (iii) which would result in the Final Prospectus or any Prospectus Amendment not complying (to the extent that such compliance is required) with Canadian Securities Laws; in each case, as at any time up to and including the later of the Closing Date and the date of completion of the distribution of the Offered Shares.

(2)

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under Canadian Securities Laws as a result of a fact or change referred to in Section 11(1), provided that the Corporation shall not file any Prospectus Amendment or other document without first obtaining the approval of the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 11.

Section 12                Change in Canadian Securities Laws

If during the period of distribution of the Offered Shares there shall be any change in Canadian Securities Laws which requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each of the Qualifying Jurisdictions where such filing is required.

Section 13                Change of Closing Date

Subject to the termination provisions contained in Section 18, if a material change or a change in a material fact occurs prior to the Closing Date (or the Over- Allotment Closing Date, as applicable) which requires a Prospectus Amendment, the Closing Date or Over- Allotment Closing Date, as applicable, shall be, unless the Corporation and the Underwriters otherwise agree in writing or unless otherwise required under Canadian Securities Laws, no later than the sixth (6th) Business Day following the later of:

(a)

the date on which all applicable filings or other requirements of Canadian Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any appropriate Passport System receipt obtained for such filings and notice of such filings from the Corporation and its counsel have been received by the Underwriters; and

(b)	the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with Section 9.

Section 14                Closing of the Distribution of Offered Shares

(1)

The purchase and sale of the Firm Offered Shares and any Over-Allotment Offered Shares shall be completed at the Closing Time or Over-Allotment Closing Time, as the case may be, at the offices of Norton Rose Fulbright Canada LLP in Toronto, Ontario or at such other place as the Underwriters and the Corporation may agree upon.

(2)

At the Closing Time or the Over-Allotment Closing Time, as the case may be, the Corporation shall cause to be effected one or more instant deposits in the non-certificated inventory system of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee, as the Lead Underwriter may direct the Corporation in writing not less than 48 hours prior to the Closing Time or the Over-Allotment Closing Time, as the case may be, representing the Firm Offered Shares or the Over-Allotment Offered Shares, as the case may be, registered in the name of “CDS & Co.”.

(3)

In any case, delivery by the Corporation of the Offered Shares shall be against transfer by the Lead Underwriter, on behalf of the Underwriters, to the Corporation of the Net Distribution Proceeds, in immediately available funds, together with a receipt signed by the Lead Underwriter, on behalf of the Underwriters, for the Offered Shares purchased by the Underwriters for resale, and for receipt of the Underwriting Fee.

Section 15                Delivery of Offered Shares

(1)

The Corporation shall pay all fees and expenses payable to its transfer agent and registrar in connection with the preparation and delivery of the Firm Offered Shares or Over-Allotment Offered Shares contemplated by this Section 15 and the fees and expenses payable to such transfer agent and registrar as may be required in the course of the distribution of the Firm Offered Shares and the Over-Allotment Offered Shares.

(2)

All transfer, documentary, sales, use, stamp, registration and other such taxes and fees (including any penalties, additions to tax and interest) incurred in connection with the delivery of the Firm Offered Shares or the Over-Allotment Offered Shares shall be paid by the Corporation, and the Corporation shall indemnify and hold harmless the Underwriters in the event that the payment of any such taxes, or the receipt of indemnification payments hereunder, results in any tax incurred by any of the Underwriters.

(3)

The Underwriters will provide a direction to CDS with respect to the crediting of Firm Offered Shares or Over-Allotment Offered Shares, as the case may be, to the accounts of the participants of CDS as shall be designated by the Lead Underwriter in writing in sufficient time prior to the Closing Date and the Over-Allotment Closing Date, as applicable, to permit such crediting. The Corporation shall provide confirmation of the transactions contemplated by this Agreement to CDS if requested by the Lead Underwriter or CDS to facilitate such crediting.

Section 16                Underwriting Fee

(1)

In consideration of the Underwriters agreeing to purchase the Firm Offered Shares and the Over-Allotment Offered Shares, if any, which will result from the acceptance by the Corporation of this offer, the Corporation agrees to pay to the Underwriters a fee equal to the aggregate of 6.00% of the Gross Distribution Proceeds (the “Underwriting Fee”).

(2)

The Underwriting Fee shall be payable to the Underwriters at the Closing Time or the Over-Allotment Closing Time, as the case may be, which Underwriting Fee may be made by way of deduction by the Underwriters of the Underwriting Fee from the Gross Distribution Proceeds at the Closing Time or the Over-Allotment Closing Time, as the case may be, or otherwise, by wire transfer of immediately available funds. The Underwriters shall acknowledge receipt of such payments by delivery to the Corporation of receipts therefor.

Section 17                Conditions to Underwriters’ Obligation to Purchase

The Underwriters’ obligation to purchase the Firm by the Offered Shares at the Closing Time shall be subject to the representations and warranties of the Corporation contained in this Agreement, being accurate as of the date of this Agreement and as of the Closing Date, to the Corporation having performed all of their obligations under this Agreement and to the following additional conditions:

(a)	Delivery of Opinions

(i)

The Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters from Norton Rose Fulbright Canada LLP, Canadian counsel to the Corporation, as to the federal laws of Canada and the Qualifying Jurisdictions, which counsel in turn may rely upon the opinions of local counsel where it deems such reliance proper as to the laws of any province in which the Corporation’s Canadian counsel is not qualified to practice (or alternatively, make arrangements to have such opinions directly addressed to the Underwriters and counsel to the Underwriters), and as to matters of fact, on certificates of Governmental Entities and officers of the Corporation and letters from stock exchange representatives and transfer agents, with respect to the following matters:

(A)

as to the existence of the Corporation under the laws of its jurisdiction of incorporation and as to the corporate power and capacity of the Corporation to own and lease property and assets and carry on business as described in the Final Prospectus (including, for greater certainty, all documents incorporated by reference therein) and to execute, deliver and perform its obligations under this Agreement and the Share Purchase Agreement;

(B)	as to the authorized capital of the Corporation;

(C)

that all necessary corporate action has been taken by the Corporation to authorize the issuance of the Firm Offered Shares and Over-Allotment Offered Shares, upon payment therefore, all Firm Offered Shares are validly issued and outstanding as fully paid and non-assessable Common Shares, and the Common Shares issuable pursuant to the Over-Allotment Option have been reserved for issuance by the Corporation and will be, upon the exercise of the Over-Allotment Option, the receipt by the Corporation of payment in full therefor and the issuance of such Common Shares, validly issued and outstanding as fully paid and non-assessable Common Shares;

(D)

that all necessary corporate action has been taken by the Corporation to authorize the execution of each of the Preliminary Prospectus, the Final Prospectus and, if applicable, any Prospectus Amendments and the filing of such documents under Canadian Securities Laws in each of the Qualifying Jurisdictions and to authorize the use and delivery of the preliminary and final U.S. Placement Memorandum including any amendments or supplements thereto;

(E)

that no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Entity is required under the laws of the Province of British Columbia and the federal laws of Canada applicable therein in connection with the execution and delivery of and with the performance by the Corporation of its obligations under this Agreement, except as have been obtained or made and are in full force and effect, or as required by Canadian Securities Laws with regard to the distribution of the Offered Shares, if any, in the Qualifying Jurisdictions, other than certain customary filings to be completed following the Closing Date (such as TSX filings, and filings with the Canadian Securities Regulators in respect of any fees, material documents, material change reports, or other information or documents required to be filed in accordance with Canadian Securities Laws);

(F)

that all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the Share Purchase Agreement, and the performance by the Corporation of its obligations hereunder and thereunder (including the issuance and delivery to the Underwriters of the Offered Shares);

(G)

that this Agreement and Share Purchase Agreement have been duly executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation and are enforceable against the Corporation in accordance with their respective terms, subject to customary exceptions;

(H)

that the execution and delivery of this Agreement and the Share Purchase Agreement, and the performance by the Corporation of its obligations thereunder do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, and do not and will not conflict with any term or provision of: (i) the constating documents of the Corporation and any amendments thereto, or (ii) the Business Corporations Act (British Columbia);

(I)	that Computershare Investor Services Inc. at its principal offices in the city of Vancouver, British Columbia has been appointed as the transfer agent and registrar for the Common Shares;

(J)	that all documents have been filed, all requisite proceedings have been taken and all necessary approvals, permits, consents and authorizations of the Canadian Securities Regulators required by applicable securities laws have been obtained by the Corporation to qualify the Firm Offered Shares and the Over-Allotment Offered Shares for distribution and sale to the public in each of the Qualifying Jurisdictions through investment dealers or brokers registered under applicable securities laws of the Qualifying Jurisdictions who have complied with the relevant provisions of such applicable securities laws;

(K)

the form and terms of the definitive certificate representing the Common Shares have been approved by the board of directors of the Corporation and comply in all material respects with all applicable provisions of the Business Corporations Act (British Columbia) and the rules and policies of the TSX, and do not conflict with any applicable requirements of the constating documents and by-laws of the Corporation; and

(L)	confirming the statements under the heading “Eligibility for Investment” in the Prospectus, subject to the qualifications, assumptions and limitations set out under such heading; and

(ii)

If any Offered Shares are sold to purchasers in the United States or to or for the account or benefit of U.S. Persons, the Underwriters will receive, at the Closing Time, a favourable legal opinion dated the Closing Date from United States counsel to the Corporation, Norton Rose Fulbright Canada LLP, to the effect that, assuming the accuracy of the respective representations and warranties of, and compliance with the respective undertakings of, the Corporation and the Underwriters set forth in this Agreement, no registration of the Offered Shares offered and sold in the manner contemplated by the U.S. Placement Memorandum and in accordance with this Agreement, including Schedule “A” to this Agreement, to purchasers in the United States or to or for the account or benefit of U.S. Persons will be required under the U.S. Securities Act, such opinion to be in form and substance acceptable to the Underwriters and their legal counsel, acting reasonably.

(b)	Delivery of Comfort Letter

The Underwriters shall have received at the Closing Time a letter dated the Closing Date, in form and substance satisfactory to the Underwriters, addressed to the Underwriters, the Corporation and the directors of the Corporation, from each of MNP LLP, PricewaterhouseCoopers LLP and Segal LLP, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to Section 5(2)(a) – Section 5(2)(c), respectively, with such changes as may be necessary to bring the information in such letter forward to a date not more than two (2) Business Days prior to the Closing

Date, provided such changes are acceptable to the Underwriters, acting reasonably.

(c)	Delivery of Certificates and Certain Agreements

(i)

The Underwriters shall have received at the Closing Time certificates dated the Closing Date, addressed to the Underwriters and signed by appropriate officers of the Corporation acceptable to the Underwriters, acting reasonably, with respect to the constating documents of the Corporation, the absence of proceedings taken regarding dissolution or termination, all resolutions of the board of directors of the Corporation relating to this Agreement, the Share Purchase Agreement and the Prospectus, the incumbency and specimen signatures of signing officers of the Corporation;

(ii)

The Underwriters shall have received at the Closing Time certificates dated the Closing Date, addressed to the Underwriters and signed on behalf of the Corporation, by the Chief Executive Officer and the Chief Financial Officer or other senior officers acceptable to the Underwriters, acting reasonably, of the Corporation, certifying for and on behalf of the Corporation, and without personal liability, after having made due enquiry and after having examined the Final Prospectus, the final U.S. Placement Memorandum and any Prospectus Amendments:

(A)

that since the respective dates as of which information is given in the Final Prospectus, as amended by any Prospectus Amendments, and the final U.S. Placement Memorandum (1) there has been no Material Adverse Change, and (2) no transaction has been entered into by either the Corporation or its Subsidiaries which is material to the Corporation and its Subsidiaries taken as a whole, other than as disclosed in the Final Prospectus, the final U.S. Placement Memorandum or the Prospectus Amendments, as the case may be;

(B)

that (1) the Prospectus (other than in respect of any Underwriters Information) does not contain a misrepresentation and contains full, true and plain disclosure of all material facts relating to the Offered Shares, and (2) the final U.S. Placement Memorandum (other than in respect of any Underwriters’ Information) as of its date and as of the Closing Date or the Over-Allotment Closing Date, as the case may be, did not and does not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading within the meaning of the U.S. Exchange Act;

(C)

that no order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Corporation has been issued by any Governmental Entity and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of Canadian Securities Laws, except for any order, ruling, determination or proceeding based upon the activities of the Underwriters;

(D)	that the Corporation has complied in all material respects with the terms and conditions of this Agreement and the Share Purchase Agreement on its part to be complied with up to the Closing Time;

(E)

that the representations and warranties of the Corporation contained in this Agreement (other than those which are in respect of a specific date) are true and correct in all material respects (except for the representations and warranties that are subject to a materiality or similar qualification, which shall be true and correct in all respects), as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement and the Share Purchase Agreement; and

(F)

the Underwriters shall have received at the Closing Time a certificate from the transfer agent of the Corporation, dated no earlier than the Business Day preceding the Closing Date, confirming the issued capital of the Corporation.

(iii)

The Underwriter shall have received at or prior to the Closing Time a copy of the lock-up agreement referred to in Section 22(2), duly executed by the Corporation and each of those persons listed in Schedule D .

(iv)	The Share Purchase Agreement shall not have been terminated.

(d)	Listing Approvals

The Offered Shares shall have been approved for listing on the TSX on or before the Business Day immediately preceding the Closing Date, subject only to the satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances.

Over-Allotment Offered Shares Closing Documents

The obligations of the Underwriters to purchase the Over- Allotment Offered Shares, if any, hereunder are subject to the delivery to the Underwriter on the Over-Allotment Closing Date

of certificates dated the Over-Allotment Closing Date substantially similar to the officer’s certificates referred to in Section 17(c)(ii) and such other customary closing certificates and documents as the Underwriters may reasonably request with respect to the good standing of the Corporation and other matters related to the sale and issuance of the Over-Allotment Offered Shares.

Section 18                Termination by Underwriters in Certain Events

(1)	Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a)

any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made or issued under or pursuant to any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the TSX or any securities regulatory authority) (other than an inquiry, investigation, proceeding or order based upon the activities of the Underwriters) or there is a change in any law, rule or regulation, or the interpretation or administration thereof, which, in the reasonable opinion of the Underwriters, operates to prevent, restrict or otherwise materially adversely effect the distribution or trading of the Offered Shares or any other securities of the Corporation;

(b)

there should develop, occur or come into effect or existence any event, action, state, or condition or any action, law or regulation, inquiry, including, without limitation, terrorism, pandemic, accident or major financial, political or economic occurrence of national or international consequence (including without limitation, any escalation in the severity of the COVID-19 pandemic), or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of the Underwriters, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the U.S. or the business, operations or affairs of the Corporation or the marketability of the Offered Shares;

(c)

there shall occur or come into effect any material change in the business, affairs or financial condition or financial prospects of the Corporation or its Subsidiaries or any change in any material fact, or there should be discovered any previously undisclosed fact which, in each case, in the reasonable opinion of the Underwriters, has or could reasonably be expected to have a significant effect on the market price or value or marketability of the Offered Shares;

(d)

the Corporation is in breach of any term, condition or covenant of this Agreement that may not be reasonably expected to be remedied prior to Closing Time or any representation or warranty given by the Corporation becomes or is false; or

(e)

an order shall have been made or threatened to cease or suspend trading in the Offered Shares, or to otherwise prohibit or restrict in any manner the distribution or trading of the Offered Shares, or proceedings are announced or commenced for the making of any such order by any securities regulatory authority or similar regulatory or judicial authority or the TSX, which order has not been rescinded, revoked or withdrawn.

(2)

If this Agreement is terminated by any of the Underwriters pursuant to Section 18(1), there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 19 and Section 20.

(3)

The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 18 shall not be binding upon the other Underwriters.

Section 19             Indemnification

(1)

The Corporation and its Subsidiaries shall jointly and severally indemnify and hold harmless the Underwriters, each of their subsidiaries and affiliates and each of their respective directors, officers, employees, partners, agents, shareholders, and each other person, if any, controlling the Underwriters and their subsidiaries and affiliates (collectively, the “Indemnified Parties” and individually an “Indemnified Party”), from and against any and all losses, expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel (collectively, “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation or claim that may be made or threatened by any person or in enforcing this indemnity (collectively, the “Claims” and individually, a “Claim”) to which any Indemnified Party may become subject or otherwise involved in any capacity, whether arising before or after the date hereof, insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly:

(a)	any negligence, fraud or wilful misconduct by the Corporation relating to or connected with the Offering;

(b)

any inaccuracy of, or any breach of or default under, any representation or warranty of the Corporation made in this Agreement or the failure of the Corporation to comply with any of its obligations in this Agreement or any omission or alleged omission to state in this Agreement (or any document delivered pursuant hereto) any fact required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(c)

any information or statement in the Prospectus (including, for greater certainty, any the documents incorporated by reference) or the U.S. Placement Memorandum containing, or being alleged to contain, a misrepresentation or being or being alleged to be untrue, or based upon any omission or alleged omission to state in the Prospectus or U.S. Placement Memorandum any material fact required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(d)

any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation contained in the Prospectus or the U.S. Placement Memorandum or any other document or material filed or delivered on behalf of the Corporation pursuant to this Agreement, preventing or restricting the trading in or the sale or distribution of the Offered Shares or any other securities of the Corporation;

(e)

the non-compliance by the Corporation with any applicable securities laws or other regulatory requirements or the rules of the TSX connected, relating to or with the distribution of the Offered Shares including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection;

(f)

the performance of professional services rendered to the Corporation by the Underwriters and Beneficiaries (as defined below) hereunder or otherwise in connection with the matters referred to in this Agreement;

(g)

any misrepresentation or alleged misrepresentation made by the Corporation in connection with the Offering, whether oral or written, where such misrepresentation gives rise to any liability under any statute in any jurisdiction which is in force on the date of this Agreement; or

(h)

any statement contained in the Corporation’s public disclosure record which at the time and in the light of the circumstances under which it was made, contained or is alleged to have contained a misrepresentation or untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances in which they were made.

(2)

Promptly after receiving notice of a Claim against any Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, the Indemnified Party concerned shall promptly notify the Corporation in writing of the particulars thereof, provided that the omission so to notify the Indemnitors shall not relieve the Indemnitors of any liability which the Indemnitors may have to any Indemnified Party (except and only to the extent that any such delay in or failure to give notice as required prejudices the defense of such Claim or results in any material increase in the liability which the Indemnitors have under this indemnity). The Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any such Claim; provided that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Party, acting reasonably, and no admission of liability, fault, culpability or failure to act and no settlement of any Claim shall be made by the Corporation or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Corporation, such consent not to be unreasonably withheld. If such defence is assumed by the Corporation, the Corporation throughout the course thereof will provide copies of all relevant documentation to the Underwriters, will keep the Underwriters advised of the progress thereof and will discuss with the Underwriters all significant actions proposed. An Indemnified Party may retain counsel to separately represent it in the defense of a Claim, which shall be at the Corporation’s expense if:

(i)	the Corporation does not promptly assume the defense of the Claim no later than 14 days after receiving actual notice of the Claim;

(ii)	the Corporation agrees to separate representation; or

(iii)

the Indemnified Party shall have been advised by counsel that there is an actual or potential conflict in the Corporation’s and the Indemnified Person’s respective interests or additional defenses are available to the Indemnified Person, which makes representation by the same counsel inappropriate;

in each of which cases the Corporation shall not have the right to assume the defence of such Claim on behalf of the Indemnified Party, but the Corporation shall be liable to pay the reasonable fees and disbursements of counsel for such Indemnified Parties as well as the reasonable costs and out-of-pocket expenses of the Indemnified Party (including an amount to reimburse the Underwriters at their normal per diem rates for time spent by their respective directors, officers, employees or shareholders). Notwithstanding anything set forth herein, in no event shall the Corporation be liable for the fees or disbursements of more than one firm of legal counsel for all Indemnified Parties in a particular jurisdiction.

(3)

The Corporation will not, without the prior written consent of the Underwriters, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought under this indemnity (whether or not any Indemnified Party is a party to such Claim) unless the Corporation has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

(4)

The Corporation hereby acknowledges and agrees that, with respect to Error! Reference source not found. and Section 20 hereof, the Underwriters are contracting on their own behalf and as agents for their affiliates, and its and their respective directors, officers, employees, partners, shareholders, advisors, agents and each other person, if any, controlling any of the Underwriters or their affiliates (collectively, the “Beneficiaries”). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Corporation under Error! Reference source not found. and Section 20 hereof with respect to the Beneficiaries and accepts these trusts and shall hold and enforce such covenants on behalf of the Beneficiaries.

(5)

The Corporation agrees to waive any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Corporation also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on behalf of or in right of the Corporation for or in connection with the Offering or any matter herein, including without limitation, related to services and activities prior to the date of this Agreement, except to the extent any Losses suffered by the Corporation are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have directly resulted from the fraud, gross negligence, illegal acts, or willful misconduct of such Indemnified Party in performing the services that are subject of this Agreement.

(6)

Notwithstanding anything to the contrary contained herein, the foregoing indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable has determined that such Losses to which the Indemnified Party may be subject were caused solely by the negligence, intentional fault or willful misconduct of the Indemnified Party. For greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Prospectus or the U.S. Placement Memorandum contained no misrepresentation shall constitute “fraud” or “gross negligence” or “wilful misconduct” for purposes of this Error! Reference source not found. or otherwise disentitle the Underwriters from indemnification hereunder.

(7)

The rights to indemnification provided in this Error! Reference source not found. shall be in addition to and not in derogation of any other rights which the Underwriters may have by statute or otherwise at law.

(8)

The indemnity and contribution obligations of the Corporation shall be in addition to any liability which the Corporation may otherwise have, shall extend upon the same terms and conditions to the Beneficiaries of the Underwriters and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation, the Underwriters and any of the Beneficiaries. The foregoing provisions shall survive the completion of professional services rendered under this Agreement and the exercise of the termination rights set forth herein.

Section 20             Contribution

(1)

In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Error! Reference source not found. hereof would otherwise be available in accordance with its terms but is, for any reason, held to be illegal, unavailable to or unenforceable by the Indemnified Parties, enforceable otherwise than in accordance with its terms, the Corporation and the Underwriters shall contribute to the aggregate of all Losses of the nature contemplated in Error! Reference source not found. hereof and suffered or incurred by the Indemnified Parties in the following proportions: (i) the relative benefits received by each of the Underwriters, on the one hand (being the Underwriters’ Fee), and the relative benefits received by the Corporation on the other hand (being the gross proceeds derived from the sale of the Offered Shares less the Underwriters’ Fee); (ii) if (but only if and to the extent) the allocation provided for in clause (i) is for any reason held unenforceable, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Corporation on the one hand and each of the Underwriters on the other hand; and (iii) relevant equitable considerations; provided that the Corporation shall in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any excess of such amount over the amount of Underwriters’ Fee actually received by each of the Underwriters or any other Indemnified Party under this Agreement, and further provided that none of the Underwriters shall in any event be liable to contribute, in the aggregate, any amount in excess of the total Underwriters’ Fee or any portion thereof actually received by such Underwriter. However, no party who has engaged in any fraud, gross negligence, illegal acts, or willful misconduct shall be entitled to claim contribution from any person who has not engaged in such fraud, gross negligence, illegal acts, or wilful misconduct.

(2)	The rights to indemnification provided in this Section 20 shall be in addition to and not in derogation of any other rights which the Underwriters may have by statute or otherwise at law.

Section 21                Expenses

(1)

Whether or not the Offering is completed, the Corporation shall be responsible for all reasonable expenses of the Offering, including but not limited to: fees and disbursements of accountants and auditors, technical consultants, translators and other applicable experts; all reasonable and documented costs and expenses related to roadshows and marketing activities, printing, filing, distribution, stock exchange approval and other regulatory compliance; other reasonable and documented out-of-pocket expenses of the Underwriters (including, but not limited to, travel expenses in connection with due diligence and marketing activities, and reasonable and documented fees and disbursements of the Underwriters’ legal counsel (subject to a maximum of $150,000 in respect of the Underwriters’ Canadian legal counsel, excluding disbursements and applicable taxes).

(2)	All expenses referred to in the preceding paragraph incurred by the Underwriters or on their behalf shall be deducted from the Gross Distribution Proceeds by the

Underwriters at the Closing Time, or otherwise will be paid by the Corporation forthwith after receiving one or more invoices therefor from the Underwriters.

Section 22                Restrictions on Further Issues or Sales

(1)

During the period beginning on the Closing Date and ending on the earliest of (a) the close of trading on the date 90 days after the Closing Date, and (b) written notice provided by the Corporation to the Underwriters stating that the Offering will not proceed, the Corporation shall not, directly or indirectly, without the prior written consent of the Lead Underwriter, on its own behalf and on behalf of the other Underwriters, such consent not to be unreasonably withheld, sell, offer, grant any option, right or warrant for the sale of, or otherwise lend, transfer, assign or dispose of (including, without limitation, by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of securities of the Corporation or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares of the Corporation or other securities of the Corporation, whether or not cash settled), any securities of the Corporation or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Corporation, nor secure or pledge any securities of the Corporation or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Corporation, nor agree to or announce any intention to do any of the foregoing things, other than:

(a)	the Offered Shares;

(b)	as may be granted or issued in connection with acquisitions in the normal course of business;

(c)	as may be granted or issued in connection with obligations of the Corporation in respect of existing agreements;

(d)	as may be granted or issued under the Corporation’s existing share incentive plans or any other share-based compensation arrangement of the Corporation;

(e)	as may be issued under currently outstanding convertible securities of the Corporation; or

(f)	the issuance of securities in connection with the Acquisition.

(2)	The Underwriter shall have received, prior to the Closing Time, an executed lock-up agreement, substantially in the form of Schedule B hereto, from the Corporation those persons listed in Schedule D .

Section 23                Survival of Representations and Warranties

The representations, warranties, covenants and obligations of the Corporation contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Shares shall survive the purchase of the Offered Shares and shall continue in full force and effect for a period of two years following the Closing Date, unaffected by any subsequent disposition of the Offered Shares by the Underwriters or the termination of the Underwriters’ obligations, and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectus, any Prospectus Amendments or the distribution of the Offered Shares.

Section 24                Press Releases

The Corporation shall obtain the prior approval of the Lead Underwriter, on its own behalf and on behalf of the other Underwriters, to the content and form of any press release to be issued in connection with the Offering and shall provide the Underwriters with the ability to comment on any press release to be issued in connection with the Acquisition Closing. An appropriate legend concerning U.S. sales will be included on the cover page of any press release announcing or otherwise referring to the Offering, substantially as follows: “Not for distribution to U.S. news wire services or dissemination in the United States”. In addition, language substantially as follows shall appear in each such press release: “This press release is not an offering of securities for sale in the United States. The [name of securities] have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of that Act.” The Corporation hereby authorizes the Underwriters to issue any such pre-agreed press releases, and the Underwriters will have the right to disseminate such pre-agreed press release to such Canadian news services as it sees fit.

Section 25                Voluntary Halt of Trading

Prior to the Closing Date, the Corporation shall not voluntarily halt, or request to halt, the trading of the Common Shares without prior consultation with the Underwriters.

Section 26                Obligations of the Underwriters to be Several

(1)

Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Offered Shares shall be several and not joint nor joint and several. The percentage of the Offered Shares to be severally purchased and paid for by each of the Underwriters shall be as follows:

Canaccord Genuity Corp.	65%
Paradigm Capital Inc.	30%
Haywood Securities Inc.	5%

(2)

If any of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Shares at the Closing Time for any reason whatsoever, including by reason of Section 18 hereof, and the number of Offered Shares with respect to which such default relates is less than 10% of the aggregate number of Offered Shares, the other Underwriters shall have the right, but shall not be obligated, to purchase the Offered Shares which would otherwise have been purchased by the Underwriter which fails to purchase but if no such arrangements are made by the Closing Date, the other Underwriters shall be obligated, severally and not jointly, in the proportions that the number of Offered Shares set forth above opposite their respective names bears to the aggregate number of Offered Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Underwriters with the consent of the non-defaulting Underwriters to purchase the Offered Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If any of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Shares at the Closing Time for any reason whatsoever, including by reason of Section 18 hereof, and the number of Offered Shares with respect to which such default relates exceeds 10% of the aggregate number of Offered Shares, the other Underwriters shall have the right, but shall not be obligated, to purchase the Offered Shares which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Offered Shares, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Corporation shall have the right to either: (i) proceed with the sale of the Offered Shares (less the defaulted shares) to the non-defaulting Underwriters; or (ii) terminate its obligations hereunder without liability except pursuant to the provisions of Error! Reference source not found. through Section 21 in respect of the non-defaulting Underwriters. For greater certainty, nothing in this Section 26(2) will relieve any defaulting Underwriter from any liability under this Agreement for failure to purchase its proportionate share of Offered Shares otherwise from its default.

(3)

Additionally, nothing in this Section 25 shall oblige the Corporation to sell to the Underwriters less than all of the Offered Shares or shall relieve an Underwriter in default hereunder from liability to the Corporation.

Section 27                Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

Section 28                Time

Time is of the essence in the performance of the parties’ respective obligations under this Agreement.

Section 29                Governing Law

The Corporation the Underwriter agree that any legal suit or proceeding arising with respect to this Agreement will be tried exclusively in the courts of the Province of Ontario in the City of Toronto, and the Corporation and the Underwriter agree to submit to the jurisdiction of, and to venue in, such courts. This Agreement shall be governed and construed in accordance with the laws of the Province of Ontario and federal laws of Canada applicable therein, without regard to principles of conflicts of laws. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either our engagement or any matter referred to in this Agreement is hereby waived by the parties hereto.

Section 30                Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

If to the Corporation, addressed and sent to:

Enthusiast Gaming Holdings Inc.
90 Eglinton Avenue East
Suite 805
Toronto, ON M4P 2Y3

Attention: Adrian Montgomery, Chief Executive Officer and Director
Email: [Redacted - personal information]

with a copy to:

Norton Rose Fulbright Canada LLP
222 Bay Street, Suite 3000,
Toronto, ON M5K 1E7

Attention:              Walied Soliman, Chair, Norton Rose Fulbright Canada LLP

Email:                    walied.soliman@nortonrosefulbright.com

If to the Underwriters, addressed and sent to:

Canaccord Genuity Corp.
161 Bay Street, Suite 300
Toronto, Ontario
M5J 2S1

Attention:             Michael Kogan

Facsimile:             (416) 869-3876

E-mail:                  mkogan@cgf.com

with a copy to:

Stikeman Elliott LLP
199 Bay Street
5300 Commerce Court West
Toronto, Ontario
M5L 1B9

Attention:             David Weinberger

Facsimile:             (416) 861-0445

E-mail:                  DWeinberger@stikeman.com

or to such other address as any of the parties may designate by giving notice to the others in accordance with this Section 30. Each notice shall be personally delivered to the addressee or sent by fax or e-mail to the addressee. A notice which is personally delivered or delivered by fax or e-mail shall, if delivered prior to 5:00 p.m. (Toronto time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered.

Section 31                Entire Agreement

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings in respect of the Offering, including the Engagement Letter made as of August 6, 2020. This Agreement may be amended or modified in any respect by written instrument only.

Section 32                Counterparts

This Agreement may be executed and delivered (including by facsimile transmission or portable document format (PDF)) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 33                Action of Lead Underwriter

Except with respect to Section 18, Error! Reference source not found., Section 20 and Section 25, all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by the Lead Underwriter. Notwithstanding the foregoing, the Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by the Lead Underwriter, who shall represent the Underwriters, and who shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under Error! Reference source not found. or Section 20, any matter referred to in Section 18 or any agreement under Section 25.

Section 34                Several and Joint

In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

Section 35                Market Stabilization Activities

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 36                Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

[The remainder of this page has been left blank intentionally.]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to the Underwriters upon which this letter as so accepted shall constitute an Agreement among us.

Yours very truly,

CANACCORD GENUITY CORP.

By:	(signed) “Michael Kogan”
Name: Michael Kogan
Title: Managing Director

PARADIGM CAPITAL INC.

By:	(signed) “Barry Richards”
Name: Barry Richards
Title: Managing Director

HAYWOOD SECURITIES INC.

By:	(signed) “Campbell Becher”
Name: Campbell Becher
Title: Managing Director

The foregoing offer is accepted and agreed to as of the date first above written.

ENTHUSIAST GAMING HOLDINGS INC.

By:	(signed) “Adrian Montgomery”
Name: Adrian Montgomery
Title: Chief Executive Officer

SCHEDULE A
UNITED STATES OFFERS AND SALES

1.            Definitions

As used in this Schedule “A” and related exhibits, the following terms shall have the meanings indicated:

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S, which, without limiting the foregoing, but for greater clarity in this Schedule, includes, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

“Eligible Discretionary Account” means any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a person that is not a U.S. Person by a dealer or professional fiduciary organized, incorporated, or (if an individual) resident in the United States over which it has sole investment discretion;

“Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;

“General Solicitation” and “General Advertising” mean “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in other any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

“Investment Company Act” means the Investment Company Act of 1940, as amended;

“Offshore Transaction” means an “offshore transaction” as that term is defined in Regulation S;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as such term is defined in Rule 144A;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliate” of any Underwriter means the U.S. registered broker-dealer affiliate of such Underwriter;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S;

“U.S. Purchaser’s Letter” means the U.S. Qualified Institutional Buyer Letter in the form of Exhibit A to the final U.S. Placement Memorandum; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

All other capitalized terms used but not otherwise defined in this Schedule shall have the meanings given to them in the Underwriting Agreement to which this Schedule is attached and of which this Schedule forms a part.

2.	Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants and covenants to the Underwriters that:

(a)	the Corporation is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest with respect to the Offered Shares;

(b)	the Corporation is not, and after giving effect to the offering of the Offered Shares will not be, required to register as an investment company within the meaning of the Investment Company Act;

(c)

except with respect to offers and sales of Offered Shares (i) to Qualified Institutional Buyers in reliance upon the exemption from registration under Rule 144A and to Eligible Discretionary Accounts, or (ii) in an Offshore Transaction in accordance with Rule 903 of Regulation S, neither the Corporation, nor any of its respective affiliates (within the meaning of the U.S. Securities Act), nor any person acting on any of their behalf (other than the Underwriters any U.S. Affiliate, or any members of the banking and selling group formed by them, as to whom the Corporation makes no representation), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to a person in the United States; or (B) any sale of Offered Shares unless, at the time the buy order was or will have been originated, the purchaser is: (i) outside the United States; or (ii) the

Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States;

(d)

neither the Corporation, nor any of its affiliates (within the meaning of the U.S. Securities Act), nor any person acting on any of their behalf (other than the Underwriters any U.S. Affiliate, or any members of the banking and selling group formed by them, as to whom the Corporation makes no representation), (i) has engaged or will engage in any Directed Selling Efforts with respect to the Offered Shares, or (ii) has sold, offered for sale or solicited any offer to buy any of its securities in a manner that would cause the applicable exemption or exclusion from registration under the U.S. Securities Act afforded by Rule 144A or Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Shares pursuant to this Agreement;

(e)

none of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriters any U.S. Affiliate, or any members of the banking and selling group formed by them, as to whom the Corporation makes no representation) has offered or will offer to sell, or has solicited or will solicit offers to buy, any of the Offered Shares in the United States by means of any form of General Solicitation or General Advertising;

(f)

the Offered Shares are not, and as of the Closing Date or the Over-Allotment Closing Date, as the case may be, will not be, and no securities of the same class as the Offered Shares are: (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act; (ii) quoted in an “automated inter-dealer quotation system”, as such term is used in the U.S. Exchange Act; or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted;

(g)

for so long as the Offered Shares offered or sold in transactions that are exempt from the registration requirements of the U.S. Securities Act provided by Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and not eligible for resale pursuant to Rule 144(b)(1) under the U.S. Securities Act, at any time when the Corporation is neither subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act, nor exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation shall provide to holders of Offered Shares and any prospective purchasers designated by such holders, upon request of such holders, at or prior to the time of such sale, the information required to be provided pursuant to Rule 144A(d)(4) under the U.S. Securities Act, for so long as the provision of such information is required to permit resales of such Offered Shares pursuant to Rule 144A;

(h)

the Offered Shares are not securities of an open-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the Investment Company Act; and

(i)

none of the Corporation, its affiliates or any person on behalf of any of them (other than the Underwriters, any U.S. Affiliate, or any members of the banking and selling group formed by them, as to whom the Corporation makes no representation) has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with the offering of Offered Shares contemplated hereby.

3.	Representations, Warranties and Covenants of the Underwriters

Each Underwriter, on behalf of itself and its U.S. Affiliate, represents, warrants and covenants, to the Corporation that:

(a)	its U.S. Affiliate selling the Offered Shares in the United States is a Qualified Institutional Buyer;

(b)

it acknowledges, on behalf of itself and its U.S. Affiliate, that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold in the United States (other than to Eligible Discretionary Accounts) except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. Accordingly, it has not offered and sold, and will not offer and sell, any Offered Shares except: (A) in an Offshore Transaction in accordance with Rule 903 of Regulation S; or (B) in the United States to Qualified Institutional Buyers in transactions that are exempt from the registration requirements of the U.S. Securities Act provided by Rule 144A;

(c)

it and its affiliates, including its U.S. Affiliate, have not, either directly or through a person acting on its or their behalf, engaged and will not engage in any form of General Solicitation or General Advertising or any other conduct involving a public offering (within the meaning of Section 4(2) under the U.S. Securities Act) in connection with its offers or sales of the Offered Shares in the United States;

(d)

it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with its U.S. Affiliate, any selling group members or with the prior written consent of the Corporation;

(e)

it shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall ensure that each selling group member complies with, the provisions of this Schedule A applicable to the Underwriters as if such provisions applied to such selling group member;

(f)

all offers and sales of Offered Shares in the United States shall be made by the Underwriters solely through its U.S. Affiliate, which on the dates of such offers and sales was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws and a member of, and in good standing with, the Financial Industry Regulatory Authority, in accordance with all applicable United States state and federal securities (including broker-dealer) laws. The U.S. Affiliate will make all offers and sales of Offered Shares in compliance with all applicable United States federal and state broker-dealer requirements (including those applicable self-regulatory authorities) and this Schedule A;

(g)

it will solicit (and will cause its U.S. Affiliate to solicit) offers for the Offered Shares in the United States only from, and will offer and sell the Offered Shares only to persons whom it and its U.S. Affiliate reasonably believe to be Qualified Institutional Buyers in accordance with Rule 144A, who are acquiring the Offered Shares for their own account or for the account of a Qualified Institutional Buyer, with respect to which it exercises sole investment discretion, each of whom in purchasing Offered Shares will be deemed to have made the representations, warranties and agreements contained in the U.S. Placement Memorandum (as defined below) to the extent they are applicable to the purchaser concerned;

(h)	all Offered Shares sold to Qualified Institutional Buyers will be purchased by the Underwriter from the Corporation and resold pursuant to Rule 144A;

(i)

it will inform (and will cause its U.S. Affiliate to inform) all purchasers of the Offered Shares in the United States or who were offered Offered Shares in the United States (except for Eligible Discretionary Accounts) that the Offered Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers without registration in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A;

(j)

at Closing it, together with its U.S. Affiliate offering or selling Offered Shares in the United States, will provide a certificate, substantially in the form of Exhibit I to this Schedule A, relating to the manner of the offer and sale of the Offered Shares in the United States;

(k)

the Underwriters and its U.S. Affiliate acknowledge that until 40 days after the commencement of the offering of the Offered Shares, an offer or sale of the Offered Shares within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act;

(l)

none of the Underwriters, U.S. Affiliates nor any person acting on its or their behalf has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with the offering of the Offered Shares contemplated hereby;

(m)	offers to sell and solicitations of offers to buy the Offered Shares in the United States shall be made pursuant to and in accordance with exemptions from the registration or qualification requirements of all applicable state securities (“Blue Sky”) laws;

(n)

at least one business day prior to the Closing Date, it shall cause its U.S. Affiliate to provide the transfer agent for the Corporation with a list of all purchasers and states of residence of the Offered Shares in the United States and to provide the Corporation with a U.S. Purchaser’s Letter completed and executed by each purchaser of Offered Shares in the United States; and

(o)

prior to confirming the sale of any Offered Shares to purchasers in the United States and purchasers who were offered the Offered Shares in the United States, the Underwriters will, through the U.S. Affiliates, provide to such purchaser a copy of the preliminary and final U.S. Placement Memorandum and no other written material shall be used in connection with the offer or sale of the Offered Shares in the United States. The preliminary and final U.S. Placement Memorandum shall be in form and substance mutually satisfactory to the Corporation and the Underwriters; and

(p)

it agrees that it will not complete the sale of any Offered Shares to any purchaser within the United States or (other than an Eligible Discretionary Account that is acquiring the Offered Shares in an offshore transaction within the meaning of Regulation S) who was offered the Offered Shares in the United States, unless it has received, and provided to the Corporation, an executed qualified institutional buyer investor letter in the form attached to the U.S. Placement Memorandum.

EXHIBIT I UNDERWRITER’S CERTIFICATE

In connection with the offer and sale, under Rule 144A, of common shares (the “Offered Shares”) of Enthusiast Gaming Holdings Inc. (the “Corporation”) in the United States pursuant to the Underwriting Agreement dated as of August 12, 2020 among the Corporation and the Underwriters (the “Underwriting Agreement”), the undersigned _____________________________________________________________ (the “Underwriter”) and __________________________________, in its capacity as placement agent in the United States for the Underwriter (the “U.S. Affiliate”), each hereby certifies that:

(a)

the U.S. Affiliate is a duly registered broker or dealer with the Financial Industry Regulatory Authority (“FINRA”) and the United States Securities and Exchange Commission (the “SEC”) and under all applicable state securities laws and is in good standing with FINRA and the SEC and any applicable state securities authorities on the date hereof;

(b)

all offers and sales of the Offered Shares in the United States have been conducted by us in compliance with all applicable United States federal and state broker-dealer requirements and with the terms of the Underwriting Agreement, including Schedule A thereto;

(c)

we provided each offeree in the United States, prior to time of such offeree’s purchase of any Offered Shares, a copy of the preliminary and final U.S. Placement Memorandum and no other written material was used by us in connection with the offer or sale of the Offered Shares in the United States;

(d)

immediately prior to our transmitting the preliminary U.S. Placement Memorandum to offerees in the United States, we had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer and, on the date hereof, we continue to believe that each purchaser of Offered Shares in the United States or who was offered Offered Shares in the United States is a Qualified Institutional Buyer;

(e)	no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Offered Shares in the United States;

(f)	prior to any sale of Offered Shares in the United States, we caused each purchaser in the United States to execute a U.S. Purchaser’s Letter in the form attached to the U.S. Placement Memorandum;

(g)	this offering of the Offered Shares in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule A thereto; and

(h)

all purchasers of the Offered Shares in the United States or who were offered Offered Shares in the United States (except for Eligible Discretionary Accounts) have been informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers without registration in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

[Signature page follows]

DATED this	day of	, 2020.

[UNDERWRITER]		[U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title:

SCHEDULE B
FORM OF LOCK-UP AGREEMENT

Canaccord Genuity Corp.
161 Bay Street, Suite 300
Toronto, Ontario
M5H 4A6Attention: Michael Kogan

Ladies and Gentlemen:

Re:         Enthusiast Gaming Holdings Inc. (the “Corporation”)

The undersigned understands that Canaccord Genuity Corp., Paradigm Capital Inc. and Haywood Securities Inc. (collectively, the “Underwriters”) have entered into an underwriting agreement (the “Underwriting Agreement”) dated August 12, 2020 with the Corporation providing for the public offering (the “Offering”) 10,000,000 Firm Offered Shares and up to 1,500,000 Over- Allotment Offered Shares (collectively, the “Offered Shares”). The proceeds of the Offering will be used to finance an acquisition transaction of the Corporation (the “Acquisition”) as described in and contemplated by the preliminary short form prospectus, dated August 12, 2020, filed by the Corporation with the securities commissions or securities regulatory authorities in each of the provinces of Canada (other than Quebec) for the purposes of the Offering. The undersigned understands that it is a condition of the completion of the Offering that certain individuals enter into an agreement in the form of this letter. The undersigned acknowledges that the Underwriters are relying on the covenants of the undersigned contained in this letter in having decided to participate in the Offering and to enter into the Underwriting Agreement with respect to the Offering. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Underwriting Agreement.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, subject to closing of the Offering on August 31, 2020 or such other date as the Corporation and the Underwriters may agree upon in writing (the “Closing Date”), but in any event not be later than the date that is 42 days from the date of the receipt for the final short form prospectus, the undersigned hereby agrees that, during the period beginning on the date of this letter and ending on the day that is 90 days after the Closing Date, the undersigned will not, and will ensure that any of its associates (within the meaning of such term under the Securities Act (Ontario)) will not, directly or indirectly, without the prior written consent of the Underwriters (such consent not to be unreasonably withheld):

(a)

sell, offer, grant any option, right or warrant for the sale of, or otherwise lend, transfer, assign or dispose of (including, without limitation, by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of securities of the Corporation or securities convertible into, exchangeable for, or otherwise exercisable into common shares of the Corporation (“Common Shares”) or other securities of the Corporation, whether or not cash settled), any securities

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of the Corporation or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Corporation;

(b)	secure or pledge any securities of the Corporation or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Corporation; or

(c)	agree to or announce any intention to do any of the foregoing things,

other than (i) pursuant to a take- over bid or any similar transaction made generally to all shareholders of the Corporation, a formal issuer bid made in accordance with Canadian securities laws, or a court -approved arrangement made to all holders of Common Shares; and (ii) by way of pledge or security interest, provided that the pledgee or beneficiary of the security interest agrees in writing with the Underwriters to be bound by this agreement for the remainder of its term.

The foregoing restrictions will not apply to any transfers of Common Shares or securities convertible or exchangeable into Common Shares acquired on the secondary market after the completion of the Offering.

This agreement is governed by the laws of the Province of Ontario and the laws of Canada applicable therein. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this agreement. This agreement is irrevocable and will be binding on the undersigned and its successors, heirs, personal representatives and assigns, and will enure to the benefit of the Underwriters and their legal representatives, successors and assigns.

This agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.

DATED as of		, 2020.

[Name]

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SCHEDULE C
SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation	Percentage of Votes attached to all Voting Securities
Aquilini GameCo Inc.	Canada	100% (direct)
Enthusiast Gaming Properties Inc.	Canada	100% (direct)
Luminosity Gaming Inc.	Canada	100% (indirect)
Luminosity Gaming (USA) LLC	USA	100% (indirect)
Enthusiast Gaming Inc.	Canada	100% (indirect)
Enthusiast Gaming Live Inc.	Canada	100% (indirect)
Enthusiast Gaming Media Inc.	Canada	100% (indirect)
Enthusiast Gaming Media (US) Inc.	USA	100% (indirect)
Enthusiast Gaming Media Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming Media II Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming Media III Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming (TSR) Inc.	Canada	100% (indirect)
Enthusiast Gaming TSR Sweden AB	Sweden	100% (indirect)
Hexagon Gaming Corp.	Canada	100% (indirect)
Enthusiast Gaming (PG) Inc.	Canada	100% (indirect)
Steel Media Limited	England and Wales	100% (indirect)
GameCo eSports USA Inc.	USA	100% (indirect)

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SCHEDULE D
LOCK-UP SHAREHOLDERS

1.	Adrian Montgomery
2.	Menashe Kestenbaum
3.	Stephen Maida
4.	Corey Mandell
5.	Alex Macdonald
6.	Eric Bernofsky
7.	Meir Bulua
8.	Francesco Aquilini
9.	Michael Beckerman
10.	Alan Friedman
11.	Ben Colabrese

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